ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 12, 2021

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:	Tracie Mariner; Brian Cascio

 Deanna Virginio; Jeffrey Gabor

Re:	LifeStance Health Group, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted April 12, 2021

CIK No. 0001845257

Ladies and Gentlemen:

On behalf of LifeStance Health Group, Inc. (the “Company”), we hereby confidentially submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (the “Second Amended Draft Registration Statement”) to the above-referenced draft registration statement, as amended by that certain Amendment No. 1 to the draft Registration Statement confidentially submitted to the Commission on April 12, 2021 (the “First Amended Draft Registration Statement”). The Second Amended Draft Registration Statement reflects revisions to the First Amended Draft Registration Statement made in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission dated April 30, 2021 regarding the First Amended Draft Registration Statement, as well as certain other updated information.

In addition, we are providing the following responses to the Staff’s comments. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Overview, page 1

1.

We note your response to prior comment 2. Please revise your summary to move the discussion of your care model prior to the discussion of your strengths, opportunities and growth strategies. Given the current presentation, we note that it is difficult for an investor to understand the platform and model that you are highlighting or to assess statements in this section concerning how this model is disruptive and transformative. In your revised

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disclosure, state succinctly and in plain-English your business structure and operating model. In this discussion, specifically state what products and services you provide and how they generate revenue.

Response to Comment 1: In response to the Staff’s comment, the Company has revised pages 1 and 3 of the Second Amended Draft Registration Statement to include, prior to the discussion of its strengths, opportunities and growth strategies, a description of the clinical services offered by the Company’s clinicians and a description of how the Company generates revenue from such services (i.e., on a fee-for-service basis as clinical services are rendered to patients).

Regarding the Company’s business structure and operating model, the Company advises the Staff that, in addition to the revisions described above, the Company has revised the Second Amended Draft Registration Statement on page iv under the heading “Basis of Presentation” and on pages 116 - 118 under the heading “Business—Organization” to provide additional details regarding the structure of the Company’s centers, including its relationships with affiliated practices. As indicated in such sections, the Company manages its wholly-owned centers and affiliated practices consistently and generally does not distinguish between its wholly-owned centers and affiliated practices in operating its business, subject to compliance with applicable law relating to the corporate practice of medicine. As such, the Company does not present its business operating through wholly-owned centers separately from its business operating through affiliated practices, for which the Company manages the day-to-day operations pursuant to long-term management services contracts.

The Company also advises the Staff that it has revised page 3 of the Second Amended Draft Registration Statement to clearly state that the Company and its affiliated practices are generally reimbursed by payors for the services performed by clinicians. In addition, the Company has revised the Second Amended Draft Registration Statement on page 118 under the heading “Business—Payor Agreements” to provide additional details regarding the Company’s agreements with payors. Such discussion supplements the discussion under the heading “Business—Our Patient Acquisition Strategy—Our Payor Relationships.”

2.	Please provide an organizational chart of your operations. In this chart, please indicate what entities (or group of entities) you own and those with which you have a contractual relationship.

Response to Comment 2: In response to the Staff’s comment, the Company has included an organizational chart on page 117 of the Second Amended Draft Registration Statement under the heading “Business—Organization” that depicts the Company’s structure as it relates to the Company’s wholly-owned centers and affiliated practices.

3.

We note your response to prior comment 3. Please revise to state the basis for your performance claims or revise to state such claims are management’s belief. For example, we note your statements that your mental health treatment services and experience are “best-in-class,” that payors are able to offer their members a “superior product,” and that your collaborative care model leads “to improved quality outcomes and lower costs.”

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Response to Comment 3: In response to the Staff’s comment, the Company has revised pages 2, 4, 5, 6, 7, 71, 74, 103, 106, 107, 108, 110 and 112 of the Second Amended Draft Registration Statement to state the basis for its performance claims or to state that such claims are management’s belief.

TPG Acquisition, page 10

4.	We note your response to prior comment 7. Please revise to quantify the consideration paid in the TPG Acquisition.

Response to Comment 4: In response to the Staff’s comment, the Company has revised pages 10 and 70 of the Second Amended Draft Registration Statement to quantify the consideration paid in the TPG Acquisition.

5.	We note your response to prior comment 8. Please provide us supplementally with a copy of the agreements associated with the TPG acquisition.

Response to Comment 5: In response to the Staff’s comment and in accordance with Rule 418(b) promulgated under the Securities Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), the Company has supplementally provided the agreements associated with the TPG acquisition to the Staff. Specifically, the Company has provided the Merger Agreement referenced in prior comment 8, as well as the Limited Partnership Agreement of LifeStance TopCo, L.P. and the Management Services Agreement that are referenced in the Second Amended Draft Registration Statement under the heading “Certain Relationships and Related Party Transactions.” As described in response to prior comment 8, the Company believes the Merger Agreement, pursuant to which the prior owners of the Company’s business sold the Company’s business to affiliates of TPG, is not material to investors in the offering. In addition, the Company respectfully advises the Staff that the provisions of the Limited Partnership Agreement of LifeStance TopCo, L.P. will terminate in connection with the Organizational Transactions described in the Second Amended Draft Registration Statement, pursuant to which LifeStance TopCo, L.P. will become a subsidiary of the Company, and that the Management Services Agreement will terminate upon consummation of the offering in accordance with its terms. For such reasons, the Company also respectfully advises the Staff that, in the Company’s view, such agreements are not material to investors in the offering and are not required to be filed as exhibits to the Registration Statement.

Key Factors Affecting Our Results, page 72

6.

We reference your response to prior comment 13. Please explain to us why you have not separately disclosed the number of your employees and those employed at affiliated practices and the reason you do not believe that this disclosure would be useful to investors. We also reference the discussion on page 5 that you employ clinicians as W-2 employees rather than independent contractors. Please clarify how employees of the affiliated practices could be your W-2 employees.

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Response to Comment 6: As described in response to Comment 1, the Company advises the Staff that the Company manages its wholly-owned centers and affiliated practices consistently and generally does not distinguish between its wholly-owned centers and affiliated practices in operating its business, subject to compliance with applicable law relating to the corporate practice of medicine. As such, the Company does not present its business operating through wholly-owned centers separately from its business operating through affiliated practices, for which the Company manages the day-to-day operations pursuant to long-term management services contracts. Moreover, as described on pages iv, 97, 117 and F-12 of the Second Amended Draft Registration Statement, because of the nature of the Company’s relationships with affiliated practices, the Company consolidates the results of its affiliated practices in the financial statements included in the Second Amended Draft Registration Statement. However, in response to the Staff’s comment, the Company has revised the Second Amended Draft Registration Statement on page 124 under the heading “Business—Employees and Human Capital Resources” to separately quantify the number of employees of its affiliated practices. As noted in such section, the clinicians of the Company’s affiliated practices have entered into employment agreements directly with the Company’s affiliated practices, which is structured to comply with applicable laws relating to the corporate practice of medicine. In addition, in response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 107 to clarify that its clinicians are employed as W-2 employees by its subsidiaries and affiliated practices. As indicated in context, this disclosure is meant to highlight that clinicians are engaged as employees (whether by wholly-owned centers or affiliated practices) rather than as independent contractors, the latter of which the Company believes is more common in the mental healthcare industry in the United States. The Company notes that assistance with clinician recruiting is among the management services that the Company performs in the day-to-day operation of affiliated practices, although the clinicians of affiliated practices are hired directly by the affiliated practices to comply with applicable law. The Company believes that offering clinicians an employee model is a competitive strength relative to competitors who offer an independent contractor model.

In addition, the Company advises the Staff that it has included additional disclosure in the Second Amended Draft Registration Statement on pages iv and 116 – 118 under the headings “Basis of Presentation” and “Business—Organization,” respectively, describing that its subsidiaries directly employ the clinicians who practice at its wholly-owned centers, whereas, with respect to its affiliated practices, its affiliated practices directly employ the clinicians. The Company has also revised references to employees throughout the Second Amended Draft Registration Statement to refer to its employed clinicians as being employed through the Company’s subsidiaries and affiliated practices.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Metrics and Non-GAAP Financial Measures, page 78

7.	We have read your response to prior comment 15 and have the following additional comments:

•

We note you have replaced Adjusted Gross Profit with Clinician Contribution and reconcile it to total revenue and income from operations. However, based on your definition of Clinician Contribution on page 80, it appears that the reconciliation should start with gross profit, the most directly comparable GAAP measure, which would include revenue and all costs of revenue. Please revise accordingly.

•

Please separate your reconciliation of Center Contribution from Clinician Contribution, and revise the reconciliation of Center Contribution to begin with income from operations, the most directly comparable GAAP financial measure to comply with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.

•

Please revise the title of your non-GAAP measure, Center Contribution, to more clearly indicate the type of profit measure it is (e.g. operating profit) so that it is not confused with other contribution-type measures.

•	Please remove the adjustment that has the effect of excluding de novo center opening losses from your non-GAAP measure Center Contribution.

•

With regard to footnote (4), please tell us in more detail about the regional-level overhead excluded from Center Contribution. Further, tell us about the expenses related to marketing activities excluded from the measure and at what level they are performed. For all regional and corporate overhead excluded from the measure, tell us why you believe it is appropriate and how you considered the guidance in Item 100(b) of Regulation G and Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

•

Please revise the accompanying disclosures of Center Contribution to address the limitations of the non-GAAP center-level performance measure, and include disclosure emphasizing that the costs excluded, such as corporate overhead, opening costs, etc., are essential to support the operation and development of the centers.

Response to Comment 7: As an initial matter, the Company respectfully advises the Staff that the Second Amended Draft Registration Statement has been updated to modify the Company’s presentation of its Consolidated Statement of Income (Loss). The modified presentation includes line items for “center costs, excluding depreciation and amortization,” “general and administrative expense,” and “depreciation and amortization” in the Company’s Consolidated Statement of Income (Loss). Center costs, excluding depreciation and amortization, consist primarily of salaries, wages and employee benefits for patient support. Center costs also include occupancy costs such as center rent, utilities, insurance and clinical office supplies. Management believes that such presentation is useful in order to present the costs incurred to operate its centers, is more consistent with the manner in which the Company operates its business and is more consistent with financial statement presentation of the Company’s peers.

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In connection with this update in presentation, the Company no longer presents the non-GAAP measure “Clinician Contribution” and has removed references to “Clinician Contribution” from the Second Amended Draft Registration Statement.

In response to the Staff’s comment to present the reconciliation of Center Contribution to begin with income (loss) from operations, the Company has revised pages 80 and 81 of the Second Amended Draft Registration Statement to present the reconciliation of Center Margin (formerly “Center Contribution”) in such manner.

With respect to the title of the non-GAAP measure formerly referred to as “Center Contribution,” the Company has revised the Second Amended Draft Registration Statement throughout to refer to “Center Margin.” The Company defines Center Margin as income (loss) from operations, excluding depreciation and amortization and general and administrative expense. The Company believes this metric is useful to investors to measure whether the Company is sufficiently controlling its direct expenses included in the provision of care, represented in particular by center costs, excluding depreciation and amortization. As such, the Company believes the metric “Center Margin” is appropriately titled.

In response to the Staff’s comment, the Company has revised the Second Amended Draft Registration Statement on page 81 to remove the adjustment that had the effect of excluding de novo center opening losses from Center Margin (formerly Center Contribution).

With respect to the exclusion of regional-level overhead and expenses related to marketing activities from Center Margin (formerly Center Contribution), the Company respectfully refers the Staff to the discussion above regarding the Company’s presentation of center costs, excluding depreciation and amortization, in its Consolidated Statement of Income (Loss) included in the Second Amended Draft Registration Statement. After giving effect to such update in presentation, in accordance with GAAP, salaries, wages and employee benefits for patient support are included within center costs, excluding depreciation and amortization. Salaries, wages and employee benefits for general and administrative employees at the corporate level performing such functions as billing, human resources, finance, legal and management, as well as other non-personnel expenses such as information technology, marketing, professional services and occupancy costs related to corporate office rent, utilities, insurance and office supplies, are included in General and administrative expense and are excluded from Center Margin. Corporate-level expenses are therefore excluded from Center Margin because these expenses are not directly related to the patient encounter or provision of care at the Company’s centers. Corporate functions are administered centrally and represent administration for the benefit of, but not directly attributable, to the individual centers.

Marketing expenses are incurred to develop the Company’s national brand, to promote brand awareness, manage public relations, design and manage the website and promote LifeStance’s vision and mission on a national platform. Such expenses are included in general and administrative expenses and historically have not been material. As with other corporate-level expenses, such expenses are incurred for the benefit of, but are not directly attributable to, the individual centers and are not directly related to the patient encounter or provision of care at the Company’s centers.

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The modified presentation described above is designed to more clearly depict the costs that are directly related to the provision of care. By adjusting for general and administrative expenses and depreciation and amortization, the Company believes that Center Margin is therefore useful to assess its performance, specific to the provision of care. The Company considered the guidance in Item 100(b) of Regulation G and Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations and does not believe its presentation is misleading to investors. In addition, the Company respectfully refers the Staff to Question 102.03 of the Non-GAAP Compliance and Disclosure Interpretations, which state that “[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain.” The Company advises the Staff that it has revised the Second Amended Draft Registration Statement on page 80 of the Second Amended Draft Registration Statement to state that “Center Margin excludes certain costs, such as general and administrative expenses, which are considered normal, recurring cash operating expenses and are essential to support the operation and development of our centers. Therefore, this measure may not provide a complete understanding of the operating results of our Company as a whole, and Center Margin should be reviewed in conjunction with our GAAP financial results. Other companies that present Center Margin may calculate it differently and, therefore, similarly titled measures presented by other companies may not be directly comparable to ours. In addition, Center Margin has limitations as an analytical tool, including that it does not reflect depreciation and amortization or other overhead allocations.” The Company respectfully submits that it believes its adjustments are appropriate and useful to assess the performance of its centers, that it has clearly disclosed to investors that certain costs excluded from Center Margin are essential to support the operation and development of its centers, and that the presentation of Center Margin is therefore not misleading.

As discussed above, in response to the Staff’s comment, the Company has revised the Second Amended Draft Registration Statement on page 80 to disclose that certain costs excluded from Center Margin are essential to support the operation and development of its centers and the limitations of Center Margin as an analytical tool.

8.	We have read your response to prior comment 16 and have the following additional comments:

•

Please tell us how you considered Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations in your decision to exclude opening costs from your measure of consolidated Adjusted EBITDA. In your response, please address your growth strategy and the number of centers opened for the periods presented.

•	Please revise to remove the adjustment that has the effect of excluding de novo center opening losses from your non-GAAP measure, Adjusted EBITDA.

•

Please expand your disclosure in footnote (5) to quantify the items that make up the adjustments of Other Expenses, and clarify where the items are reflected in your financial statements. Additionally, if material, tell us why you believe excluding bonuses and compensation paid to former owners of acquired centers is appropriate.

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Response to Comment 8: In response to the Staff’s comment, the Company has revised its presentation of Adjusted EBITDA throughout the Second Amended Draft Registration Statement so that Adjusted EBITDA no longer excludes either opening costs or de novo center operating losses.

In response to the Staff’s comment, the Company has revised the Second Amended Draft Registration Statement on page 83 to expand its footnote disclosure to quantify the items that make up the adjustments of Other Expenses and clarify where the items are reflected in its financial statements.

In addition, the Company respectfully advises the Staff that, with respect to the compensation described in footnote (3) (formerly footnote (5)), the Company excludes courtesy bonuses paid to former owners of acquired centers in connection with the initial conversion of their compensation arrangement to the Company’s standard compensation model because these charges are not reflective of the ongoing operating expenses of the Company’s centers since the Company no longer offers such incentives. The compensation paid does not vary based on clinician’s or the Company’s performance. The Company further advises the Staff that immaterial fees were paid to such former owners to facilitate acquisition integration. Specifically, the Company entered into short-term agreements for the former owners to supply transition and integration services. The terms of these agreements typically ranged from three to six months. Following the completion of the agreement term, no additional resources were utilized by the Company to continue services performed by former owners.

As a result, the Company believes that excluding expenses for fees paid to former owners related to acquisitions from the non-GAAP financial measures is useful to both management and investors because it facilitates comparability of period to period results. Additionally, management does not consider fees in evaluating acquisitions or post-acquisition performance, as such charges are not representative of the Company’s or acquired entity’s underlying, ongoing business. The Company further believes that excluding such expenses does not result in its Adjusted EBITDA presentation being misleading.

Results of Operations, page 84

9.

We have read your response to prior comment 17. Given the disclosure, on pages iv and 104, stating that, as of December 31, 2020, 249 of your 370 centers were operated through affiliated practices, please tell us in further detail why you do not believe separately discussing the results of operations of your wholly-owned entities and affiliated practices would be meaningful to investors, as it would appear that the majority of your revenue is generated through your affiliated practices. In your response, explain the differences and similarities between how the two are managed, including any differences in fees/revenues, cost structure, medical claims/expenses, and contingencies. Please tell us the amount of revenues that relate to medical services from affiliated practices.

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Response to Comment 9: As described in response to Comment 1, the Company advises the Staff that the Company manages its wholly-owned centers and affiliated practices consistently and generally does not distinguish between its wholly-owned centers and affiliated practices in operating its business, subject to compliance with applicable law relating to the corporate practice of medicine. As such, the Company does not present its business operating through wholly-owned centers separately from its business operating through affiliated practices, for which the Company manages the day-to-day operations pursuant to long-term management services contracts. Pursuant to each of the management services contracts between the Company’s subsidiary, Behavioral Practice Services, LLC (or another of the Company’s wholly-owned subsidiaries), and each of its affiliated practices, the revenue generated from the affiliated practices is paid out to the Company pursuant to the management services contract after all expenses of the practice have been paid, including clinician compensation. The Company operates each of its practices substantially similarly. Therefore, the expenses of each practice are substantially similar, regardless of whether such practice is a wholly-owned center or an affiliated practice. Further, the Company owns substantially all of the non-medical assets of each affiliated practice and the equity interests of each affiliated practice held by licensed professionals lack economic substance and do not provide these equityholders with the ability to participate in the residual profits or losses generated by the affiliated practices. As a result, all income and expenses recognized by the affiliated practices are allocated to the Company. The Company supplementally advises the Staff that the Company has revised pages 116 – 118 of the Second Amended Draft Registration Statement under the heading “Business—Organization” to provide a further description of its organization and relationship with its affiliated practices.

At both wholly-owned centers and affiliated practices, revenues are generated on a fee-for-service basis as clinical services are rendered to patients. Generally, payments for such services are made by payors pursuant to the provisions of payor contracts, which, in the case of affiliated practices, are negotiated by the Company’s subsidiary, Behavioral Health Practice Services, LLC (or another of the Company’s wholly-owned subsidiaries), on behalf of the affiliated practice. As noted above, the revenue generated from affiliated practices is paid out to the Company pursuant to the management services contract after all expenses of the practice have been paid, including clinician compensation. Because the affiliated practices are consolidated with the Company as variable interest entities, such intercompany revenues and costs are eliminated in consolidation.

The “affiliated practice” structure described above is designed to comply with state laws governing the corporate practice of medicine. In states where the Company is not subject to such laws, the Company wholly owns and operates the centers through which it conducts its business. As a result, the Company’s decision about whether to apply the “affiliated practice” structure for any given center is driven entirely by provisions of applicable law, as opposed to an operational decision to operate such centers by way of such structure. As the Company’s business grows, the mix of wholly-owned centers and affiliated practices will therefore be dictated by applicable law in the state of operation, and changes in such mix of centers will not provide useful information about the Company’s management of the business—as mentioned above, the Company manages its wholly-owned centers and affiliated practices consistently and generally does not distinguish between its wholly-owned centers and affiliated practices in operating its business, subject to compliance with applicable law relating to the corporate practice of medicine.

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In light of the foregoing, the Company respectfully submits that a separate discussion of the results of operations from its wholly-owned centers and affiliated practices would not be meaningful to investors, nor would it align with how the Company operates its business. In response to the Staff’s comment and in accordance with Rule 418(b) promulgated under the Securities Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83) has supplementally provided the Staff with additional information describing the estimated amount of revenues that relate to clinical services from affiliated practices versus the Company’s wholly-owned centers.

Business, page 95

10.

Please revise to disclose details of your relationship with the affiliated practices, including the significant terms, obligations and responsibilities of the management services agreements you enter into with affiliated practices. Clarify whether the specific fees for medical services and payments to clinicians of affiliated entities are outlined in these agreements.

Response to Comment 10: In response to the Staff’s comment, the Company has revised pages 116 – 118 of the Second Draft Registration Statement under the heading “Business—Organization” to disclose details of its relationship with affiliated practices, including the significant terms, obligations and responsibilities of the management services agreements it enters into with affiliated practices through its subsidiary, Behavioral Health Practice Services, LLC (or another of the Company’s wholly owned subsidiaries). The Company advises the Staff that such agreements do provide for specific fees to be paid to the Company in exchange for the management services—with revenue generated from the affiliated practices paid out to the Company pursuant to the management services contract after all expenses of the practice have been paid, including clinician compensation.

11.

Please discuss the terms of the agreements and arrangements referenced on pages 33, 104, and F-15. If the material terms of these arrangements vary, please describe the range of such terms. To the extent that these agreements are standard in format, please file a form of the agreement as an exhibit.

Response to Comment 11: The Company respectfully advises the Staff that the arrangements referenced are governed by the management services agreements with affiliated practices discussed in response to Comment 10, above. In response to the Staff’s comment, the Company has revised page 118 of the Second Amended Draft Registration Statement. In addition, the Company has filed its form of management services contract as Exhibit 10.19 to the Second Amended Draft Registration Statement.

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Our Payor Relationships, page 108

12.

We note your response to prior comment 21 and re-issue in part. Please disclose the identity of the commercial third party payors that comprised 23%, 19%, and 11% of your total revenue during the year ended December 31, 2020. If you do not believe the identification of these payors is material to an understanding of your business taken as a whole, please provide a detailed analysis.

Response to Comment 12: The Company respectfully advises the Staff that the Company does not believe that identification of these payors is material to an understanding of the Company’s business, taken as a whole. Each of the Company’s top payors is a large health insurance company. The Company does not believe that the identity of one payor versus another payor would provide investors with meaningful additional insight into the Company business, risks or prospects. In the event such facts and circumstances were to change, the Company would consider appropriate disclosures at such time. The Company also notes that for the three months ended March 31, 2021, these payors comprise 20%, 17% and under 10% of revenue.

The Company’s relationships with payors are governed by contracts that provide for reimbursement for clinical services that the Company’s clinicians provide to patients, generally on a fee-for-service basis. Reimbursement rates are specified within each contract based on a negotiated rate schedule, pursuant to which rates vary by acuity of services and other factors. The Company’s revenue from payor reimbursement is determined on a per-contract basis and the Company’s revenue is recognized based on patient visits and specific services provided to patients. As is common in the industry, and as described in the prospectus, the Company’s payor relationships generally operate across multiple independent regional contracts. Because payor contracts generally operate independently, changes to any payor contract would not necessarily result in or accompany changes in the Company’s other contracts with the same payor or that payor’s affiliates. Although reimbursement rates and contract terms differ from payor to payor (and contract to contract), the several contracts with the Company’s three largest payor partners are entered into on substantially consistent terms. These payors do not have a special relationship with the Company compared to its other payors and are not, to the Company’s knowledge, experiencing any unique circumstances compared to the Company’s other payors that would have a material impact on the Company’s business.

In addition, the Company notes that the patient, not the payor, is the Company’s customer for purposes of revenue generated from patient visits. Because services are provided through a direct relationship between the Company’s clinicians and patients, and clinical decisions regarding services are determined by clinicians and patients, the loss of any given payor relationship would not necessitate a loss of patients whose services were reimbursed by such payor. In the event the Company’s relationship with a given payor terminates, or a given patient’s insurance coverage changes, the patient could nevertheless continue to seek treatment from the Company’s clinicians, whether on a self-pay, out-of-network or other basis, or on the terms of the patient’s updated insurance coverage.

Finally, in most markets in which the Company operates, the Company believes that patient demand is greater than clinician availability. If the Company lost patients as an indirect result of any

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changes to or loss of any individual payor contract or relationship, the Company believes that it would be able to mitigate such loss with new patients, and receive reimbursement for services provided to new patients. As such, loss of the Company’s relationships with these entities would not necessarily result in a loss of a corresponding amount of revenue.

In light of the foregoing, the Company respectfully advises the Staff that it has provided the information that it believes could be material to investors in respect of its payor relationships. The Company also advises the Staff that the Company generally does not inform its payors of their position relative to the Company’s other payors, and that disclosing the amount of revenue generated through a particular payor relationship in a manner that identifies the payor could be competitively harmful from the perspective of payor contract renegotiations with such payor from time to time and associated negotiating dynamics.

13.

We note your response to prior comment 22. Please expand your disclosure to discuss the material terms of the fee-for-service contracts you have entered into with your payors. We also note your disclosure that only a nominal number of the contracts provide for incremental payments tied to the attainment of quality or performance metrics. Please revise to clarify whether such contracts also represent a nominal portion of your revenue.

Response to Comment 13: In response to the Staff’s comment, the Company has revised page 118 of the Second Draft Registration Statement under the heading “Business—Payor Agreements” to discuss the material terms of the contracts it has entered into with its payors. The Company confirms that an immaterial amount of its revenue (less than 1% for the year ended December 31, 2020) was associated with incremental payments tied to the attainment of quality or performance metrics. The Company has revised page 118 of the Second Draft Registration Statement to clarify this point.

LifeStance TopCo, L.P. Financial Statements

Consolidated Statements of Income/ (Loss) and Comprehensive Income/ (Loss), page F-5

14.

Please tell us how you considered the guidance in Rule 5-03(b)(2) of Regulation S-X, including separately presenting costs and expenses applicable to revenues, medical claims expense, selling, general and administrative expenses, etc.

Response to Comment 14: As discussed in response to Comment 7 above, the Company has updated the presentation of the Company’s Statement of Income (Loss) in the Second Amended Draft Registration Statement to include separate expense items for center costs, excluding depreciation and amortization, general and administrative expenses, and depreciation and amortization. As also discussed in response to Comment 7 above, the Company specifically considered separate presentation of marketing expenses but determined to include such expenses within general and administrative expenses rather than as a separate line item because the Company’s marketing expenses historically have not been material. The Company believes that such presentation of center costs, exclusive of depreciation of amortization, complies with Rule 5-03(b)(2) of Regulation S-X by separately presenting the costs that are directly related to the provision of patient care.

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Total Revenue, page F-11

15.

We note your disclosure stating that implicit price concessions relating to services provided to patients with a reduced ability to pay for their care and who may be in need of financial assistance are not reported as revenue. Please revise to clarify how these implicit price concessions are recorded in your financial statements. In your response, include the guidance to which are relying to support your position.

Response to Comment 15: In response to the Staff’s comment, the Company has revised page F-41 of the Second Amended Draft Registration Statement to clarify how the referenced implicit price concessions are recorded in its financial statements. The Company advises the Staff that it reports revenue net of price concessions related to contractual adjustments provided to third-party payors, discounts provided to uninsured patients in accordance with its policy and/or implicit price concessions provided to patients. The differences between the price in which the Company expects to receive from patients and the standard billing rates are accounted for as contractual adjustments or discounts, which are deducted from gross revenue to arrive at net revenues. With respect to patients with a reduced ability to pay for their care and who may be in need of financial assistance, the implicit price concessions included in estimating the transaction price represent the difference between amounts billed to patients and the amounts the Company expects to collect based on its collection history with those patients. To support its position, the Company referred to ASC 606-10-32-5 through ASC 606-10-32-9. The Company believes its approach most closely aligns with the expected value method specified under ACS 606-10-32-8.

16.	Please explain to us how you considered the guidance in ASC 606-10-50-5 and 6 with regard to disaggregated revenues related to owned clinics and those operated through affiliated practices.

Response to Comment 16: The Company respectfully advises the Staff that it considered the guidance in ASC 606-10-50-5 and 6 with regard to disaggregated revenues related to owned clinics and those operated through affiliated practices. After giving due consideration to such guidance, the Company determined that disaggregation of such revenues would not be appropriate in light of the manner in which the Company operates its business and because such presentation could be confusing to investors.

As discussed in response to Comments 1 and 9 above, the Company manages its wholly-owned centers and affiliated practices consistently and generally does not distinguish between its wholly-owned centers and affiliated practices in operating its business, subject to compliance with applicable law relating to the corporate practice of medicine. At both wholly-owned centers and affiliated practices, revenues are generated on a fee-for-service basis as clinical services are rendered to patients. Generally, payments for such services are made by payors pursuant to the provisions of payor contracts, which, in the case of affiliated practices, are negotiated by the

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Company’s subsidiary, Behavioral Health Practice Services, LLC (or another of its wholly-owned subsidiaries), on behalf of the affiliated practice. The expenses of operating wholly-owned centers and affiliated practices are substantially similar. The revenue generated from affiliated practices is paid out to the Company pursuant to the management services contract after all expenses of the practice have been paid, including clinician compensation. Because the affiliated practices are consolidated with the Company as variable interest entities, such intercompany revenues and costs are eliminated in consolidation. As such, the Company does not present its business operating through wholly-owned centers separately from its business operating through affiliated practices.

Consistent with this view, the Company’s chief operating decision maker, its Chief Executive Officer, reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating its financial performance. The Company’s chief operating decision maker does not consider wholly-owned centers separately from affiliated practices in reviewing the Company’s financial performance or in making resource allocation decisions.

In light of the foregoing, the Company determined not to disaggregate revenues attributable to affiliated practices.

Note 2 – Summary of Significant Accounting Policies

Variable Interest Entities, page F-16

17.

We note the disclosure on page 104 that at December 31, 2020 249 of your 370 clinics were operated through affiliated practices. Since a majority of the clinics are operated through affiliated practices please explain to us why assets of your VIEs are not significant related to the consolidated amounts in your financial statements.

Response to Comment 17: In response to the Staff’s comment, the Company has updated page F-45 of the Second Draft Registration Statement. As noted in its updated disclosure, the Company advises the Staff that the Company generally acquires 100% of the non-medical assets of its affiliated practices accounted for as variable interest entities. As a result, the aggregate carrying values of the variable interest entities’ total assets and total liabilities not purchased by the Company but included on the consolidated balance sheets were not material.

Note 4 – Acquisitions, page F-23

18.

We note your disclosure stating that during the period from April 13, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to May 14, 2020 (Predecessor) you completed the acquisitions of 17 and 6, respectively, outpatient mental health practices for total consideration of $204,175. Please tell us how you considered providing audited financial statements and pro forma financial information of the acquirees, individually and in the aggregate, pursuant to the guidance in Rule 3-05 and Article 11 of Regulation S-X.

Response to Comment 18: The Company respectfully advises the Staff that the Company has given due consideration to providing audited financial statements of and pro forma information relating to the referenced acquirees, individually and in the aggregate, pursuant to Rule 3-05 and Article 11 of Regulation S-X.

- 15 -	May 12, 2021

Analyzing the significance of each such acquiree on a standalone basis, the Company advises the Staff that only one such acquiree met a level of significance at which acquired company financial statements and pro forma information would be required pursuant to Rule 3-05 and Article 11 of Regulation S-X. However, such acquiree is the subject of a waiver granted to LifeStance TopCo, L.P. on February 8, 2021 pursuant to Rule 3-13 of Regulation S-X. As such, the Company determined that no acquired company financial statements or pro forma information were required for any individual acquiree pursuant to Rule 3-05 and Article 11 of Regulation S-X.

With respect to the acquirees in the aggregate, the Company respectfully advises the Staff that it considered Rule 3-05(b)(2)(iv), pursuant to which disclosure of individually insignificant acquisitions in the aggregate is required if the aggregate impact of businesses acquired or to be acquired since the date of the most recent audited balance sheet filed for the registrant meets the conditions specified in such rule. Because each of the referenced acquisitions occurred during the year ended December 31, 2020 (the date of the most recent audited balance sheet prior to the anticipated effective date of the Registration Statement), no such aggregate disclosure is required with respect to such acquirees. The Company also advises the Staff that acquisitions to date in 2021 have been immaterial and insignificant, individually and in the aggregate.

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Please do not hesitate to call me at 617-951-7063 or my colleague, Dayna Mudge, at 617-235-4137 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Thomas Fraser

Thomas Fraser

cc:	Michael K. Lester (LifeStance Health Group, Inc.)

Ryan Pardo (LifeStance Health Group, Inc.)